



10027775

AB
3/11

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23378 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to
### Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
                                     MM/DD/YY                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER:

**BALANCED FINANCIAL SECURITIES CORPORATION**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**4A LAKEWAY**
                              (No and Street)
**ROCKWALL**          **TEXAS**                          **75032**
(City)                    (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**MARTIN J. COHEN**                                    **972-771-6783**

                                               (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

**HENDRICKS, GRAVES AND ASSOCIATES, LLP**
                    (Name - if individual state last, first, middle name)

**14001 GOLDMARK DRIVE, SUITE 115,**     **DALLAS, TEXAS**          **75240-4253**
(Address)                          (City)    (State)     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
|  |

11a
3/6

---

• *Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, _____Martin J. Cohen___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **BALANCED FINANCIAL SECURITIES CORPORATION** as of <u>DECEMBER 31, 2009,</u> are true and correct. I further swear ( or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____


_____
**Signature**


**Notary Public**

**PRESIDENT**
**Title**

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

# BALANCED FINANCIAL SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2009

## CONTENTS

# Hendricks, Graves and Associates, LLP
## Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-1253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

## INDEPENDENT AUDITORS' REPORT

**BOARD OF DIRECTORS**
**BALANCED FINANCIAL SECURITIES CORPORATION**
**ROCKWALL, TEXAS**

We have audited the accompanying statement of financial condition of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Hendricks, Graves and Associates, LLP**

**February 12, 2010**

Members American Institute and Texas Society
of Certified Public Accountants

# BALANCED FINANCIAL SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 4,686 |
| Deposit with clearing organization | | 6,565 |
| Marketable Securities, at market value | | 83,980 |
| **Total assets** | $ | 95,231 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common stock, 1,000,000 shares of $.10 par value authorized and 80,000 shares issued and outstanding | $ | 8,000 |
| Additional capital | | 70,869 |
| Retained earnings | | 16,362 |
| **Total stockholder's equity** | $ | 95,231 |

The accompanying notes are an integral part of the financial statements.

# BALANCED FINANCIAL SECURITIES CORPORATION

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---:|---:|
| **REVENUES:** | | |
| Commissions | | $ 8,658 |
| | | |
| **COSTS AND EXPENSES:** | | |
| Commissions | $ 3,000 | |
| Rent | 7,800 | |
| Professional services | 2,214 | |
| Regulatory fees | 574 | |
| | | |
| **Total costs and expenses** | | 13,588 |
| | | |
| **OPERATING LOSS** | | ( 4,930) |
| | | |
| **UNREALIZED GAIN ON INVESTMENTS** | | 22,252 |
| | | |
| **NET INCOME** | | $ 17,322 |

# BALANCED FINANCIAL SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2009

**OPERATING ACTIVITIES:**

| | | |
|---|---|---|
| Net income | $ 17,322 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in deposit with clearing organization | ( 2) | |
| Increase in marketable securities | ( 19,228) | |
| **Net cash used in operating activities** | | $( 1,908) |
| **Cash at December 31, 2008** | | 6,594 |
| **Cash at December 31, 2009** | | $ 4,686 |

# BALANCED FINANCIAL SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2009

|  | COMMON STOCK | ADDITIONAL CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Balances at December 31, 2008 | $ 8,000 | $ 70,869 | $( 960) | $ 77,909 |
| Net income |  |  | 17,322 | 17,322 |
| **Balances at December 31, 2009** | $ 8,000 | $ 70,869 | $ 16,362 | $ 95,231 |

The accompanying notes are an integral part of the financial statements.

- 5 -

# BALANCED FINANCIAL SECURITIES CORPORATION

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **Balance at December 31, 2008** | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| **Balance at December 31, 2009** | $ | -0- |

# BALANCED FINANCIAL SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2009

**A.    COMPANY:**

**BALANCED FINANCIAL SECURITIES CORPORATION,** incorporated on September 20, 1978, is a member of the Financial Industry Regulatory Authority (FINRA), and operates as a broker-dealer in securities.    All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

**B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1.  **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.    Securities and commodities transactions of the Company are recorded on a trade date basis.

2.  **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3.  **Securities** - Marketable securities are valued using level one inputs to calculate fair value.    The resulting difference between cost and market fair value is included in income.

4.  **Income Taxes** - The Company and the stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.    Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes.    Instead, its earnings and losses are allocated to the stockholder and are taxed based on his personal tax strategy.

    The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5.  **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.    Actual results could differ from these estimates.

(Continued)

# BALANCED FINANCIAL SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

## YEAR ENDED DECEMBER 31, 2009

### C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

**Fair Value Measurement** - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

### D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $82,635 which was $77,635 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Suite 115, 11001 Goldmark Drive*
*Dallas, Texas 75240-1253*

*972-231-3333*
*Facsimile 972-231-3331*
*gravesdon@sbcglobal.net*

## INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**BOARD OF DIRECTORS**
**BALANCED FINANCIAL SECURITIES CORPORATION**
**ROCKWALL, TEXAS**

We have audited the accompanying financial statements of **BALANCED FINANCIAL SECURITIES CORPORATION** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Hendricks, Graves and associates*

**Hendricks, Graves and Associates, LLP**

**February 12, 2010**

# BALANCED FINANCIAL SECURITIES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2009

### (See Independent Auditors' Report On Supplementary Information.)

## COMPUTATION OF NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 95,231 |
| Add: | |
| Other deductions or allowable credits | - 0 - |
| Total capital and allowable subordinated liabilities | 95,231 |
| Deductions and/or charges: | |
| Non-Allowable assets | - 0 - |
| Net capital before haircuts on securities positions | 95,231 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | 12,596 |
| **Net Capital** | $ 82,635 |
| **Aggregated Indebtedness** | $ - 0 - |

**(Continued)**

# BALANCED FINANCIAL SECURITIES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2009

### (See Independent Auditors' Report On Supplementary Information.)

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ - 0 - |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 77,635 |
| Excess net capital at 1000% | $ 82,635 |
| Ratio of aggregate indebtedness to net capital | .0 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION:

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 82,400 |
| Audit adjustments | 235 |
| **NET CAPITAL** | $ 82,635 |

# <u>BALANCED FINANCIAL SECURITIES CORPORATION</u>

## <u>COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3</u>

## <u>OF THE SECURITIES AND EXCHANGE COMMISSION</u>

## <u>DECEMBER 31, 2009</u>

**(See Independent Auditors' Report On Supplementary Information.)**

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm:    SOUTHWEST SECURITIES, INC.

# BALANCED FINANCIAL SECURITIES CORPORATION

## REPORT PURSUANT TO RULE 17a-5(e)(4)

## YEAR ENDED DECEMBER 31, 2009

# Hendricks, Graves and Associates, LLP
## Certified Public Accountants

Suite 115, 11001 Goldmark Drive
Dallas, Texas 75210-1253

972-234-3333
Facsimile 972-231-3331
gravesdon@sbcglobal.net

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

**Board of Director**
**Balanced Financial Securities Corporation**
**Rockwall, Texas 75032**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Balanced Financial Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Balanced Financial Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Balanced Financial Securities Corporation's management is responsible for the Balanced Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records including the cancelled check and associated endorsement and bank statement noting no differences;

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

**Page 2**
**Independent Accountants' Report on Applying Agreed-upon**
**Procedures Related to an Entity's SIPC Assessment Reconciliation**

3.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 12, 2010**

# BALANCED FINANCIAL SECURITIES CORPORATION

## REPORT PURSUANT TO RULE 17a-5(d)

## YEAR ENDED DECEMBER 31, 2009

*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-1253*

*972-231-3333*
*Facsimile 972-231-3331*
*gravesdon@sbcglobal.net*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

## STRUCTURE REQUIRED BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**BALANCED FINANCIAL SECURITIES CORPORATION**
**ROCKWALL, TEXAS**

In planning and performing our audit of the financial statements and supplemental schedules of **BALANCED FINANCIAL SECURITIES CORPORATION,** for the year ended December 31, 2009, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.    Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3.    Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

**Hendricks, Graves and Associates, LLP**

**February 12, 2010**

# BALANCED FINANCIAL SECURITIES CORPORATION

## ROCKWALL, TEXAS

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2009

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS